UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2016.
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from ______ to _________.

Commission File No. 1-9183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.
The Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto are copies of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Date: June 21, 2017	By:	/s/ Ryan Green

Ryan Green
Administrative Committee Member

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

The Harley-Davidson Retirement Plans Committee
Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young
Chicago, Illinois
June 21, 2017

1

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets:
Investments, at fair value	$56,127,460	$50,776,415
Investment in Harley-Davidson Retirement Savings Plan Master Trust	370,491	281,124
Total investments	56,497,951	51,057,539

Receivables:
Participant contributions	85,689	99,741
Company contributions	291,244	216,790
Notes receivable from participants	1,025,413	1,062,422
Total receivables	1,402,346	1,378,953
Net assets available for benefits	$57,900,297	$52,436,492

See accompanying notes to financial statements.

2

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions:
Participants’ contributions	$3,015,379
Company contributions	1,720,399
Rollovers	33,924
Interest and dividends	841,716
Interest income on notes receivable from participants	60,893
Net appreciation in fair value of investments	3,624,423
Investment income of Harley-Davidson Retirement Savings Plan Master Trust	100,902
Total additions	9,397,636

Deductions:
Participant distributions	3,915,604
Administrative expenses	18,227
Total deductions	3,933,831

Net increase	5,463,805
Net assets available for benefits at beginning of year	52,436,492
Net assets available for benefits at end of year	$57,900,297

See accompanying notes to financial statements.

3

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2016

1. Description of Plan
The following brief description of the Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for eligible employees of Harley-Davidson Financial Services, Inc. (the Company) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees are eligible to participate in the Plan after completing three months of service with the Company and must be at least 18 years of age.
Contributions
Subject to certain limitations, participants may contribute up to 25% of their eligible compensation on a pretax basis through payroll deductions. Participants may also rollover into the Plan amounts representing distributions from other qualified plans. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. The Company may make discretionary matching contributions determined annually based on the participant's pretax contributions. During 2016 and 2015, each participant’s contribution was matched by the Company at a rate of 100% up to $1,500 and an additional matching contribution of $0.50 on every dollar thereafter. Company-matching contributions are made quarterly, and participants must be employed on the last day of the quarter to be eligible for such contributions. The Company may also make an annual discretionary profit-sharing contribution. No such contribution was made for the year ended December 31, 2016. All contributions are subject to the limitations of the Internal Revenue Code (the Code).

Participants direct their elective contributions into various investment options offered by the Plan, as well as a self-directed brokerage account feature and the Harley-Davidson, Inc. Common Stock Fund, and can change their investment option on a daily basis. The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company contributions are 100% vested after three years of service or if employment terminates at any age due to death, disability or retirement on or after age 65.

4

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements

1. Description of Plan (continued)
Loans to Participants
A participant may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from 1 to 60 months or up to 10 years for the purchase of a primary residence. Loans are secured by participants’ account balances, are supported by promissory notes payable to the Plan, and bear interest at a fixed rate equal to the prime rate upon the inception of the loan plus 2%. At December 31, 2016, interest rates on participants’ loans ranged from 4.25% to 10.25%. Payments on participants’ loans are made through payroll deductions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and the Plan’s earnings. Allocations of the Plan’s earnings are based on the participant’s share of net earnings or losses of their respective elected investment options. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The Company used $17,600 to reduce the Company's 2016 matching contributions. As of December 31, 2016, there were approximately $50,000 of unallocated forfeiture balances.
Benefit Payments
In the event a participant’s employment ceases at any age due to death, disability, or retirement on or after age 65, the participant (or the beneficiaries) will be entitled to receive an amount equal to the full value of the participant’s account in a lump-sum payment. In the event a participant’s employment ceases due to termination, the participant will be entitled to receive an amount equal to the value of the vested interest in the participant’s account in a lump-sum payment. In addition, hardship withdrawals are permitted if certain criteria are met.
Plan Termination
Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend, or terminate the Plan at any time and to discontinue or modify its contributions at any time subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

Administrative Expenses
Administrative expenses of the Plan are paid by the Company and participants. Loan application, service and recordkeeping fees are paid directly by participants.

5

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Benefit Payments
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles (U.S. GAAP) requires management to make estimates that affect amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., exit price). See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation, as applicable, includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments, the plan administrator will deem the participant loan to be a distribution in accordance with applicable legal requirements, and the participant’s account balance will be reduced at the earliest permitted date as outlined in the Plan document.

6

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
New Accounting Pronouncement
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. ASU 2017-06 requires a plan to present its interest in a master trust and the change in that interest in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. It also requires a plan to disclose the master trust’s investments and other assets and liabilities, as well as the dollar amount of its interest in these balances. ASU 2017-06 is effective for entities for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented. Early application is permitted. Management has elected to not adopt ASU 2017-06 early.

3. Master Trust
The Plan participates in the Harley-Davidson Retirement Savings Plan Master Trust (the Master Trust). The purpose of the Master Trust is the collective investment of assets of the participating plans. Except for the Plan, all participating plans in the Master Trust are sponsored by Harley-Davidson Motor Company Group, LLC (the affiliated plans). Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. This Plan's only investment within the Master Trust is included within the Harley-Davidson, Inc. Common Stock Fund.

Investment income, losses, and administrative expenses related to the Master Trust are allocated to the individual participating plans daily based on each participant’s account balance within each investment fund option.

7

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements

3. Master Trust (continued)
A summary of the Master Trust’s net assets as of December 31, 2016 and 2015 is as follows:

	2016	2015
Investments at fair value:
Mutual Funds	$222,770,014	$265,421,163
Common collective trust funds	387,615,220	318,875,209
Brokerage accounts	21,374,339	18,647,885
Money market fund	66,324,502	56,581,219
Harley-Davidson, Inc. Common Stock Fund	135,161,030	120,974,800
Net assets of the Master Trust	$833,245,105	$780,500,276

Investment income and losses have been allocated among each participating plan based on the respective participants’ interest, adjusted for other income and losses. Investment income (loss) generated by the investments of the Master Trust for the years ended December 31, 2016 and 2015, is as follows:

	2016	2015
Interest and dividend income	$11,389,283	$19,881,253
Net appreciation (depreciation) in fair value of investments	69,873,023	(76,669,772)
Investment income (loss) of the Master Trust	$81,262,306	$(56,788,519)

The Plan’s percentage interest in the Master Trust as of December 31, 2016 and 2015 was .04%.
The net assets of the Harley-Davidson, Inc. Common Stock Fund consist of the following as of December 31, 2016 and 2015:

	2016	2015
Harley-Davidson, Inc. common stock	$134,226,572	$119,745,629
Money market fund	1,043,943	1,571,195
Other payable	(109,485)	(342,024)
Net assets of the Harley-Davidson, Inc. Common Stock Fund	$135,161,030	$120,974,800

8

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements

4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 - Unobservable inputs for assets or liabilities (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumption about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measure in its entirety.
The following is a description of the valuation techniques and inputs used for each general type of investment as of December 31, 2016 and 2015, for the Plan’s and Master Trust’s assets measured at fair value:
Mutual funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held at year-end.
Money market fund: Valued at cost, which approximates the fair value of the NAV of shares held at year-end.

9

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements

4. Fair Value Measurements (continued)
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Common collective trust funds: Valued at the NAV of units of a collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Harley-Davidson Inc. Common Stock Fund: The fund is tracked on a unitized basis. The fund consists of Harley-Davidson, Inc. common stock and funds held in a money market fund sufficient to meet the fund’s daily cash needs and other miscellaneous assets and liabilities. Unitizing the fund allows for daily trades. The fair value of a unit is based on the combined fair value of Harley-Davidson, Inc. common stock (closing price in an active market on which the securities are traded), the NAV of the money market fund, and other miscellaneous assets and liabilities held by the fund at year-end.
Brokerage accounts: These are participant self-directed investments which consist primarily of common stock, mutual funds, and money market funds. The valuation techniques and inputs for each of these investments are described above.

10

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements

4. Fair Value Measurements (continued)
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets excluding its interest in the Master Trust, carried at fair value:

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$21,345,208	$—	$—	$21,345,208
Brokerage accounts	1,027,113	—	—	1,027,113
Money market fund	3,874,046	—	—	3,874,046
	$26,246,367	$—	$—	$26,246,367

Common collective trusts measured at net asset value as a practical expedient:
Life cycle funds (a)				10,509,017
Index funds (b)				17,802,205
Emerging market fund (c)				211,039
Fixed income fund (d)				306,695
Mid-cap value fund (e)				560,942
Small-cap blend fund (f)				491,195
Total assets at fair value				$56,127,460

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$24,399,495	$—	$—	$24,399,495
Brokerage accounts	804,088	—	—	804,088
	$25,203,583	$—	$—	$25,203,583

Common collective trusts measured at net asset value as a practical expedient:
Life cycle funds (a)				8,747,222
Index funds (b)				16,061,303
Emerging market fund (c)				119,246
Fixed income fund (d)				244,469
Mid-cap value fund (e)				400,592
Total assets at fair value				$50,776,415

11

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements

4. Fair Value Measurements (continued)
The following tables set forth by level, within the fair value hierarchy, the Master Trust's assets at fair value as of December 31, 2016 and 2015:

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$222,770,014	$—	$—	$222,770,014
Brokerage accounts	21,374,339	—	—	21,374,339
Money market fund	66,324,502	—	—	66,324,502
Harley-Davidson Inc. Common Stock Fund	135,161,030	—	—	135,161,030
	$445,629,885	$—	$—	$445,629,885

Common collective trusts measured at net asset value as a practical expedient:
Life cycle funds (a)				234,827,322
Index funds (b)				104,243,611
Emerging market fund (c)				3,273,894
Fixed income fund (d)				5,375,217
Mid-cap value fund (e)				12,585,530
Small-cap blend fund (f)				27,309,646
Total assets at fair value				$833,245,105

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$265,421,163	$—	$—	$265,421,163
Brokerage accounts	18,647,885	—	—	18,647,885
Money market fund	56,581,219	—	—	56,581,219
Harley-Davidson Inc. Common Stock Fund	120,974,800	—	—	120,974,800
	$461,625,067	$—	$—	$461,625,067

Common collective trusts measured at net asset value as a practical expedient:
Life cycle funds (a)				209,197,971
Index funds (b)				94,790,039
Emerging market fund (c)				1,955,097
Fixed income fund (d)				4,376,801
Mid-cap value fund (e)				8,555,301
Total assets at fair value				$780,500,276

12

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements

4. Fair Value Measurements (continued)

(a)
This category of funds includes investments that are broadly diversified across global asset classes designed to remain appropriate based on a targeted retirement date. These common/collective trust funds share the common goal of gradually becoming more conservative over time. There are currently no redemption restrictions on these collective trusts.

(b)	The investment strategy of these funds is to approximate the risk and return characteristics of an underlying index. There are currently no redemption restrictions on these collective trusts.

(c)
The investment strategy of this fund is to seek exposure to emerging market equities with less volatility and less concentration risk. The strategy emphasizes broad exposure and diversification among countries, economic sectors and individual issuers. There are currently no redemption restrictions on this collective trust.

(d)
This category of funds includes investments in fixed income U.S. Treasury Inflation-Protected Securities that provide a guaranteed return of principal linked to the rate of U.S. inflation. There are currently no redemption restrictions on this collective trust.

(e)
The investment strategy of this fund is to seek a value-oriented portfolio with an emphasis on dividends and valuation. Underlying investments include equities. There are currently no redemption restrictions on this collective trust.

(f)
The investment strategy of this fund is to seek stocks that are attractively valued and have improving business prospects, but also control exposure to risk factors that could cause volatility. Underlying investments include equities. There are currently no redemption restrictions on this collective trust.

13

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements

5. Tax Status
The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (the IRS) dated March 31, 2014, stating that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2016-6 and 2015-36, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Related-Party and Parties in Interest Transactions
Certain investments are shares of mutual funds and money market funds managed by the trustee, and therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Fees for certain administrative expenses are generally paid by the Company. The Master Trust also holds investments in Harley-Davidson, Inc. common stock. Transactions in Harley-Davidson, Inc. common stock are party-in-interest transactions under the provisions of ERISA.
As of December 31, 2016 and 2015, the Master Trust held 1,374,444 and 1,569,846 shares, respectively, in the Harley-Davidson, Inc. Common Stock Fund, with a fair value of $134,226,572 and $119,745,629, respectively. During the years ended December 31, 2016 and 2015, dividends on Harley-Davidson, Inc. common stock held in the Master Trust’s Harley-Davidson, Inc. Common Stock Fund were paid and/or credited to eligible Plan participants’ accounts in the amounts of $9,588 and $8,325, respectively.

14

Supplemental Schedule

15

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 36-3826287 Plan Number: 001

December 31, 2016

	Number of	Current
Identity of Issuer and Description of Investment	Shares	Value

American Funds:
Europacific Growth R6	74,389	$3,350,492
Blackrock:
Lifepath Ret G	56,413	724,411
Lifepath 2020	118,572	1,607,087
Lifepath 2025	122,817	1,722,183
Lifepath 2030	86,879	1,252,775
Lifepath 2035	135,485	2,004,267
Lifepath 2040	94,013	1,421,366
Lifepath 2045	72,903	1,122,779
Lifepath 2050	26,547	416,552
Lifepath 2055	14,900	237,598
Total International Ex-US	17,686	231,819
Equity Index	443,584	7,834,356
Russell 2500 Index	534,408	9,157,029
US Debt Index	53,901	579,000
Eaton Vance:
Parametric Str Emerg Mkts A	21,317	211,039
Fidelity Management Trust Company:*
Contrafund K	82,228	8,089,562
Fidelity Institutional Money Market Government	3,874,046	3,874,046

(continued on next page)

16

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 36-3826287 Plan Number: 001 (Continued)

December 31, 2016

	Number of	Current
Identity of Issuer and Description of Investment	Shares	Value

MFS:
Massachusetts Investors Trust R6	171,269	$4,665,358
MFS Value R6	26,548	957,051
PIMCO:
Real Return	24,575	306,695
Total Return Inst Fund	312,204	3,131,407
Ridgeworth:
Mid Cap Value Equity	31,944	560,942
Janus:
Triton N	48,153	1,151,338
Rothschild:
SMCP CORE	44,735	491,195
Brokerage accounts		1,027,113
Participant loans* (interest rates of 4.25% to 10.25%
maturing at various dates through 2025,
collateralized by applicable participants' account
balances)		1,025,413
Total		$57,152,873

*Represents a party-in-interest

Cost is omitted for participant directed investments

17